

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 30, 2016

Wayne T. Smith
Chief Executive Officer
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, TN 37067

      Re: Community Health Systems, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 17, 2016
              Response dated August 11, 2016
              File No. 001-15925

Dear Mr. Smith:

      We have reviewed your August 11, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Basis of Presentation and Significant Accounting Policies
Segment Reporting, page 107

1. Describe the basis for determining the compensation of the hospital division presidents.

2. It appears to us that your Chief Operating Officer ("COO") and Chief Financial Officer ("CFO") are also involved in the allocation of resources and assessment of performance of your operating segments. In this regard, please describe the role and key operating decisions made by your COO. Please identify any decisions are made autonomously by the COO and/or the CFO and which decisions require additional approval of the CEO.

3. In your response you state the CEO approves a consolidated budget and the COO and CFO further allocate the budget. Given the COO and CFO allocate the budget to your two operating segments, please tell us your consideration of whether the COO and/or the CFO fulfill the function of the chief operating decision maker, as described in ASC 280-10-50-5. Please note ultimate decision making authority is not a requirement of the CODM under the standard.

4. In your response you stated the CODM does not use the divisional information included in the CODM reports. You also stated the Board of Directors reviews the divisional information on an annual basis. Please tell us why you have included divisional information in an annual Board of Directors' review that is not utilized by the CODM. Please tell us why you believe the divisional information is critical for the annual board of directors meeting but not indicative of how you view your business for purposes of allocating resources and assessing performance.

5. Goodwill and Other Intangible Assets, page 118

5. We note you have identified one reporting unit for all of your hospital operations. Please tell us how you analyzed the guidance in FASB ASC 350-20-35-34 in concluding you have one reporting unit for all of your hospital operations.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications